Issuer Free Writing Prospectus to

Preliminary Prospectus

Registration Statement Nos. 333-141594 and 333-141609

Dated March 27, 2007

Filed pursuant to Rule 433

This term sheet to the preliminary prospectus dated March 27, 2007 should be read together with the preliminary prospectus before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information contained in the preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus.

Issuer:	Equinix, Inc.

Size:	$220,000,000 ($250,000,000 including over-allotment option)

Maturity:	April 15, 2012

Coupon:	2.50%

Price:	100% of face amount, plus accrued interest, if any, from March 30, 2007

Underwriting discount:	3%

Net proceeds:	$212,900,000 (after deducting underwriting discounts and estimated net offering expenses)

Interest payment dates:	April 15 and October 15, commencing October 15, 2007

Initial conversion rate:	8.9259 shares per $1,000 principal amount of notes (equivalent to initial conversion price of approximately $112.03 per share)

Trade date/Settlement date:	March 28, 2007/March 30, 2007

Underwriters:	Citigroup	$179,666,666
	Credit Suisse	$20,166,167
	Jefferies & Company	$20,166,167

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, Citigroup Global Markets Inc. or any other underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term and long-term investments and our capitalization as of December 31, 2006:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the conversion in March 2007 of $54.0 million aggregate principal amount of our 2.50% Convertible Subordinated Debentures due 2024 in exchange for an aggregate of $3.5 million in cash, including accrued and unpaid interest through the redemption date, and 1,367,090 shares of our common stock, (ii) $24.6 million in drawdowns through March 23, 2007 from our $110.0 million Chicago IBX loan facility and (iii) a $6.5 million deposit paid in January 2007 related to the San Jose property acquisition; and

•	on a pro forma as adjusted basis to further reflect the sale of the notes offered hereby, after deducting underwriting discounts and estimated offering expenses.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including all related notes, incorporated by reference in this prospectus. See “Incorporation by Reference.”

	As of December 31, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Cash, cash equivalents and short-term and long-term investments	$156,481	$168,015	$380,915

Current portion of capital lease and other financing obligations	$1,977	$1,977	$1,977

Current portion of mortgage payable	$2,150	$2,150	$2,150

Long-term debt, net of current portion:
Capital lease and other financing obligations	$92,722	$92,722	$92,722
Mortgage payable	96,746	96,746	96,746
Chicago IBX loan facility	—	24,607	24,607
2.50% convertible subordinated debentures due 2024(1)	86,250	32,250	32,250
2.50% convertible subordinated notes due 2012 offered hereby	—	—	220,000

Total long-term debt	275,718	246,325	466,325

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 100,000,000 shares authorized actual, pro forma and pro forma as adjusted; no shares issued and outstanding actual, pro forma and pro forma as adjusted	—	—	—
Common stock, $0001 par value per share; 300,000,000 shares authorized actual, pro forma and pro forma as adjusted; 29,516,927 shares issued and outstanding actual and 30,884,017 shares issued and outstanding pro forma and pro forma as adjusted(2)	29	31	31
Additional paid-in capital	904,573	957,717	957,717
Accumulated other comprehensive income	3,870	3,870	3,870
Accumulated deficit	(553,444)	(556,851)	(556,851)

Total stockholders’ equity	355,028	404,767	404,767

Total capitalization	$630,746	$651,092	$871,092

(1)	Our 2.50% Convertible Subordinated Debentures due 2024 were convertible into 2,183,548 shares of common stock as of December 31, 2006. However, after giving effect to the conversion of $54.0 million aggregate principal amount of our 2.50% Convertible Subordinated Debentures due 2024 in March 2007, the debentures are convertible into 816,458 shares of common stock on a pro forma and pro forma as adjusted basis.
(2)	Excludes 3,472,315 shares of common stock issuable upon the exercise of outstanding options and release of restricted stock as of December 31, 2006, 2,183,548 shares reserved for the conversion of our 2.50% Convertible Subordinated Debentures due 2024 as of December 31, 2006 (816,458 on a pro forma and pro forma as adjusted basis), 9,490 shares of common stock issuable upon the exercise of outstanding common stock warrants as of December 31, 2006 and 1,963,698 shares that may be issued upon conversion of the notes offered hereby on a pro forma as adjusted basis.

Additional Shares Issued For Make-Whole per Note (Par of $1,000)
Change of Control Effective Date	Effective Price
	$86.18	$95.00	$105.00	$115.00	$125.00	$135.00	$145.00	$155.00	$165.00	$180.00	$200.00	$220.00
March 30, 2007	2.6777	2.1749	1.7488	1.4308	1.1896	1.0040	0.8592	0.7449	0.6536	0.5484	0.4487	0.3790
April 15, 2008	2.6055	2.0583	1.5995	1.2624	1.0118	0.8236	0.6808	0.5714	0.4870	0.3936	0.3105	0.2563
April 15, 2009	2.5439	1.9339	1.4245	1.0553	0.7875	0.5938	0.4545	0.3541	0.2827	0.2107	0.1552	0.1245
April 15, 2010	2.5409	1.8629	1.2880	0.8540	0.5175	0.2552	0.0739	0.0084	0.0003	0.0000	0.0000	0.0000
April 15, 2011	2.5148	1.7470	1.1316	0.7048	0.4032	0.1865	0.0481	0.0048	0.0002	0.0000	0.0000	0.0000
April 15, 2012	2.6777	1.6005	0.5979	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

In no event will the total number of shares issuable upon conversion exceed 11.6036 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “—Anti-dilution Adjustments—Adjustment Events” in the preliminary prospectus.